GRASIM

ADITYA BIRLA GROUP

82-3322

05010180

July 19, 2005

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 2 2005
WASH. D.C.
198

Dear Sir,

Sub: Allotment of 1341 Shares out of Share Capital Suspense

1. Please note that pursuant to the Scheme of Arrangement for Demerger of Cement Business of Indian Rayon And Industries Ltd. (IRIL) with the Company, 3 (three) Shares of the Company were allotted against every 10 (ten) Shares of IRIL held by the Shareholders of IRIL as on July 30, 1999, being record date fixed by IRIL for the said purpose.

2. Out of the Shares allotted pursuant to the aforesaid Scheme of Arrangement, 17,388 shares are kept in abeyance in Share Capital Suspense Account as the title of the eligible Shareholders of IRIL is not clear. IRIL has now advised the Company that out of the said 17388 shares, 1341 Shares of the Company are required to be allotted to 4 (four) Shareholders of IRIL as their title has now been cleared by the Hon'ble Special Court.

3. Accordingly, please note that out of the aforesaid 17,388 Shares kept in abeyance in Share Capital Suspense Account, 1341 fully paid up equity shares of Rs.10/- each have been allotted by the Company today (July 19, 2005). The said Shares shall rank pari passu with the existing equity shares of the Company.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu

Ashok Malu
Company Secretary

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

8/3

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)